INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008
(Expressed in Canadian Dollars, except where noted)

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended June 30, 2008, have not been reviewed by the Company’s auditors.

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464 Facsimile: 303.278.8464 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

The following unaudited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principals. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Canadian rules and regulations. The accounting policies used to prepare these consolidated financial statements are consistent in application with those described in the latest annual consolidated financial statements dated December 31, 2007, expect as described in Note 3. The consolidated financial statements have been prepared in Canadian dollars, except for certain footnote disclosures that are reported in United States dollars (“USD” or “US$”).

These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Consolidated Financial Statements for the year ended December 31, 2007.

Consolidated Balance Sheets	Page 2

Consolidated Statements of Operations	Page 3

Consolidated Statement of Changes in Shareholders’ Equity	Page 4

Consolidated Statements of Cash Flows	Pages 5-6

Notes to Interim Consolidated Financial Statements	Pages 7-23

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

		Restated
	June 30,	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$6,670,300	$3,516,800
Short term trading investments	697,800	7,040,700
Market securities available for sale	233,500	487,000
Accounts receivable	103,800	159,000
Metal inventories	17,800	-
Prepaids and other current assets	361,500	63,000
Total current assets	8,084,700	11,266,500
Property, plant and mine development, net	37,996,700	1,399,300
Restricted cash	3,785,200	67,100
Other noncurrent assets	22,600	-
Deferred acquisition costs	-	754,800
Total assets	$49,889,200	$13,487,700
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$962,400	$695,800
Asset retirement obligations	1,040,700	-
Payroll liabilities	97,700	-
Legal settlement accrual	208,500	-
Other current liabilities	31,500	-
Total current liabilities	2,340,800	695,800
Notes payable - long term	834,200	-
Capital leases - long term	26,100	-
Asset retirement obligations - long term	3,525,300	379,700
Future income taxes	2,058,000	-
Total liabilities	8,784,400	1,075,500

Share capital	91,960,800	61,217,300
Contributed surplus	2,419,900	2,295,600
Accumulated other comprehensive loss	56,000	(223,400)
Retained deficit	(53,331,900)	(50,877,300)
Total shareholders' equity	41,104,800	12,412,200
Total liabilities and shareholders' equity	$49,889,200	$13,487,700

Nature of operations (Note 1)
Commitments and contingencies (Note 12)
Subsequent events (Note 21)

On behalf of the Board of Directors:

/s/ William J. Coulter	/s/ David H. Watkins
William J. Coulter, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
		Restated		Restated
	2008	2007	2008	2007
REVENUE
Sales	$156,800	$-	$156,800	$-
EXPENSES
Cost of sales	150,000	-	150,000	-
Depreciation, depletion and amortization	31,300	29,700	59,300	56,300
General and administrative	1,307,300	377,900	2,154,000	1,169,900
Exploration	148,400	186,100	355,800	345,000
Accretion expense	107,000	-	140,100	-
Gain on asset disposals	(70,300)	-	(70,300)	-
Write down of assets	-	323,200	-	323,200
	1,673,700	916,900	2,788,900	1,894,400
Operating loss	(1,516,900)	(916,900)	(2,632,100)	(1,894,400)
OTHER INCOME (EXPENSE)
Interest income	66,100	95,800	185,700	275,500
Interest expense	(14,500)	-	(20,100)	-
Gain on sale of short term investments	32,300	-	22,400	-
Gain on sale of marketable securities	-	38,300	-	38,300
Unrealized (loss) gain on short term investment	(76,800)	-	3,800	-
Loss on foreign exchange	(12,900)	(31,800)	(14,300)	(42,400)
	(5,800)	102,300	177,500	271,400
Net loss	(1,522,700)	(814,600)	(2,454,600)	(1,623,000)
Other comprehensive loss	(80,500)	(163,100)	(253,500)	(397,300)
Comprehensive loss	(1,603,200)	(977,700)	(2,708,100)	(2,020,300)
Basic and diluted net loss per share	$(0.02)	$(0.01)	$(0.03)	$(0.03)
Basic and diluted weighted-average shares outstanding	82,708,400	64,314,100	74,997,000	64,758,600

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Income	Equity
Balances, January 1, 2008	64,722,588	$61,217,300	$(50,877,300)	$2,295,600	$(223,400)	$12,412,200
Exercise of stock options	850,000	766,800	-	(248,000)	-	518,800
Issuance for merger	17,114,237	29,480,000	-	-	-	29,480,000
Issuance for property purchase	604,308	496,700				496,700
Share-based compensation	-	-	-	372,300	-	372,300
Unrealized gain on available for sale securities	-	-	-	-	(253,500)	(253,500)
Foreign exchange translations	-	-	-	-	532,900	532,900
Net loss	-	-	(2,454,600)	-	-	(2,454,600)

Balances, June 30, 2008	83,291,133	$91,960,800	$(53,331,900)	$2,419,900	$56,000	$41,104,800

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
		Restated		Restated
	2008	2007	2008	2007
Cash flows from operating activities:
Net loss	$(1,522,700)	$(814,600)	$(2,454,600)	$(1,623,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	31,300	29,700	59,300	56,300
Gain on sale of short term investments	(29,600)	-	(19,700)	-
Gain on sale of marketable securities	-	(38,300)	-	(38,300)
Share based compensation expense	95,800	68,600	372,300	455,300
Unrealized gain on short term investments	76,800	-	(3,800)	-
Accretion of asset retirement obligation	107,000	-	140,100 -
Proceeds from sale of short term investments
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	51,200	(6,300)	59,800	(5,500)
Decrease in inventories	135,200	-	135,200 -
Increase in prepaid and other assets	(119,400)	(41,900)	(139,800)	(17,500)
(Decrease) increase in accounts payable and accrued liabilities	(637,200)	6,000	(793,400)	36,000
Decrease in asset retirement obligations	(164,100)	-	(164,100)	-
Decrease (increase) in restricted cash	6,200	(2,100)	(900)	(2,100)
Total adjustments	(446,800)	15,700	(355,000)	484,200

Net cash used in operating activities	(1,969,500)	(798,900)	(2,809,600)	(1,138,800)

Cash flows from investing activities:
Purchases and development of property and equipment	(1,073,300)	(48,000)	(1,123,900)	(157,100)
Merger transaction costs	(71,600)	-	(717,500)	-
Cash received in merger	-	-	862,200 -
Purchase short term investments	(30,400)	-	(104,400)	-
Proceeds from sale of short term investments	5,697,100	3 82,100	6,470,800	5 86,700
Proceeds from sale of marketable securities	-	78,800	-	78,800
Proceeds from sale of property and equipment	-	-	-	2 ,300

Net cash provided by investing activities	4,521,800	412,900	5,387,200	510,700

Cash flows from financing activities:
Issuance of stock - exercise of options	490,000	1 38,900	578,500	221,400
Issuance costs for merger	-	-	(59,700)	-
Payments on capital lease obligations	(4,700)	-	(4,700)	-

Net cash provided by financing activities	485,300	138,900	514,100	221,400

Effect of exchange rate changes on cash	36,200	-	61,800 -
Net increase (decrease) in cash and cash equivalents	3,073,800	(247,100)	3,153,500	(406,700)
Cash and cash equivalents, beginning of period	3,596,500	3,375,200	3,516,800	3,534,800

Cash and cash equivalents, end of period	$6,670,300	$3,128,100	$6,670,300	$3,128,100

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
(Unaudited)

Supplemental disclosures of cash flow information:

	Six Months Ended June 30,
		Restated
	2008	2007

Interest paid	$19,900.00	$-
Income taxes paid	$-	$-

Supplemental disclosures on noncash financing activities:

Issued 17,114,200 shares for merger	$29,480,000	$-
Issued 604,300 shares for purchase of mineral property	$496,700	$-

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Nature of Operations and Liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. The Company will retain an office in Vancouver, British Columbia. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore, acquire, and develop precious metals, and has now expanded to include uranium and other mineral properties.

On March 18, 2008, the Company completed a merger with Canyon Resources Corporation (“Canyon”). Atna has acquired the right to convert all of Canyon’s issued and outstanding shares of common stock to Atna common shares at an exchange ratio of 0.32 shares of Atna for each share of Canyon. Atna has also assumed the obligations of Canyon’s outstanding warrants and debentures. Canyon is now a wholly-owned U.S. subsidiary of Atna. As a result of the merger, Atna has created a strong platform for gold production growth with the following characteristics:

•	A multi-million ounce gold company, highly leveraged to the price of gold;
•	Near term gold production opportunities from the restart of the Briggs Mine and the development of the Reward and Pinson projects;
•	An exceptional management team with proven skills and experience;
•	The financial size and strength to promote continued growth and attract resources;
•	Focused on the politically stable western United States;
•	Strong upside potential from the combined portfolio of gold development, exploration, and royalty properties; and
•	Leverage to the uranium market through carried uranium exploration joint ventures.

The Company is now involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining properties. Atna’s exploration and development efforts in the Western U.S. will emphasize precious metals (gold and silver) and uranium, but base metals and industrial minerals may also be considered. The Company has conducted a portion of its mineral exploration and development through joint ventures with other companies.

The Company’s primary focus after the merger will be to increase the value of its three core properties of Briggs, Pinson and Reward. The Briggs Mine located in southeastern California, has successfully increased the total mineral resources through both drilling and acquisitions. The Briggs feasibility study was updated in early 2008, which increased proven and probable reserves to 151,000 ounces. Recent discussions with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation, our joint venture partner at Pinson, indicates that a feasibility study may be complete by mid-2009. The Reward feasibility study was completed in early 2008, which established proven and probable reserves of 137,700 ounces.

In June 2008 the Company acquired certain claims at the Columbia gold property (formally the Seven-Up Pete gold property) in order to consolidate the land package containing the known body of mineralization. An historic, non NI43-101 compliant, estimate of mineralized material for Columbia, including the acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate acquisition cost is US$500,000 in cash and 604,308 common shares of Atna and the Seller retains a four percent net smelter return royalty on the claims purchased.

Other assets include a significant royalty position on the Wolverine Property located in the Yukon, other royalties, various exploration joint venture agreements, and over 900,000 acres of mineral rights in Montana. At the Kendall Mine, located near Lewistown, Montana, the Company continued with reclamation and closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company believes that its cash requirements over the next 12 months can be funded through a combination of existing cash, asset sales, debt and, if necessary, equity financing. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. Basis of Presentation:

Consolidation Principles: The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Kendall Corporation; CR Briggs Corporation; CR Montana Corporation; CR Nevada; CR International Corporation; Judith Gold Corporation; and Industrial Minerals Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Management Estimates and Assumptions:  Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting, mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; completion of feasibility studies, recoverability and timing of gold production from the heap leaching process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); useful lives and residual values of intangible assets; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and contingencies and litigation.

Short term investments are primarily bonds and bond funds that are classified as trading securities with purchases and sales reflected in the consolidated statements of cash flows as operating activities and fair value adjustments reflected in the consolidated statements of operations. Purchase and sales of marketable securities available for sale are reflected in the consolidated statements of cash flows as investing activities and fair value adjustments reflected in equity as other comprehensive income or loss.

Foreign currency translation: The Company operates primarily in the United States and Canada. The functional and reporting currency of Atna is Canadian dollars. The functional currency of the Company’s foreign subsidiaries located in the United Sates is the United States dollar.

Transactions in foreign subsidiary Atna Resources, Inc. are initially recorded in their functional currency. The Company translates this foreign subsidiary on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the period reported, except for amortization that is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of Atna Resources Inc. are recognized in the current period.

Transactions in foreign subsidiary Canyon are initially recorded in their functional currency. The Company translates this foreign subsidiary on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date, equity accounts at historic rates and income at the average rate for the period reported. Under this method, any gains or losses are recorded in other comprehensive income.

Merger with Canyon: The merger with Canyon was accounted for as a business combination under the purchase method of accounting. The calculation of the purchase price and the allocation of the purchase price are summarized in the following table:

Purchase price as of March 18, 2008:
Canyon common shares	$27,887,650
Estimated Atna transaction costs	1,472,325
Severance payments	142,369
Estimated fair value of options, warrants and debentures issued	1,533,818

$31,036,162

Purchase price allocation:
Cash and cash equivalents	$862,221
Accounts receivable	4,472
Metal inventories	150,362
Prepaid insurance	56,448
Other current assets	99,778
Property, plant and mine development, net	34,086,500
Restricted cash	3,653,606
Other noncurrent assets	21,846
Accounts payable	(440,750)
Short term asset retirement obligations	(995,887)
Payroll liabilities	(195,835)
Legal settlement accrual	(204,922)
Other current liabilities	(34,783)
Notes payable - long term	(819,885)
Capital leases - long term	(29,218)
Asset retirement obligations - long term	(3,142,396)
Future income taxes - long term	(2,035,395)

$31,036,162

3. Changes in Accounting Policies:

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007, is to decrease mineral properties and increase accumulated deficit by $16.0 million. The effect of this change on the restated consolidated statements of operations for the three months and six months ended June 30, 2007, is to increase exploration expenses and net loss by $0.1 million and $0.2 million, respectively; and the restated net loss per share increased by nil and $.01, respectively.

4. Restricted Cash:

The following is a summary of restricted cash related to the following properties:

	June 30,	December 31,
	2008	2007
Kendall reclamation property	$2,486,400	$-
Briggs Mine	1,134,600	-
Columbia property	62,000	-
Reward Project	34,100	-
Other properties	68,100	67,100
	3,785,200	67,100
Current portion	-	-
Noncurrent portion	$3,785,200	$67,100

All of the increase in restricted cash during the period was due to the merger with Canyon.

Restricted cash related to the Kendall reclamation project consisted of (i) $2.3 million held directly by the Montana Department of Environmental Quality (“DEQ”); and (ii) $0.2 million is sequestered by court order in connection with the sale proceeds of a portion of the Kendall property.

Restricted cash related to the reclamation bonds at the Briggs Mine and nearby satellite deposits consisted of cash held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

Restricted cash related to the Columbia property consists of cash held directly by the Montana DEQ for reclamation of exploration activities controlled by the wholly-owned Seven-Up Pete Joint Venture.

Restricted cash related to the Reward Project consists of a cash bond held by the U.S. Bureau of Land Management (“BLM”) for environmental reclamation regarding exploration activities.

5. Short Term Investments and Marketable Securities:

The Company has invested excess cash in short tem investments with a fair value of $0.7 million at the end of the period. Short term investments are considered to be trading securities and are comprised of short term bonds of $0.7 million. Changes in market value are recorded in current operations and reported in operating activities in cash flows.

Marketable securities are considered to be available for sale and are marked to market each reporting period. Changes in market value are recorded in equity as other comprehensive income or loss and reported as investing activities in cash flows. As of June 30, 2008, the fair value was $0.2 million, the change in value for the three months and six months ended was an decrease of $0.1 million and an decrease of $0.3 million, respectively, which has been recorded in equity until realized.

6. Financial Instruments:

Under CICA Section 3862 Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying value of current monetary assets and liabilities approximates their fair value due to their relatively short periods to maturity. The fair value of long term restricted cash and long term notes payable approximate their carrying amounts as the terms and conditions are similar to current market conditions. All of the Company’s financial assets and liabilities are carried at their approximate fair value.

7. Property, Plant and Mine Development:

		As of June 30, 2008
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$5,423,200	$409,400	$5,013,800
Mine development	UOP (a)	3,250,800	-	3,250,800
Mineral interest	UOP	29,530,600	-	29,530,600
Asset retirement cost	UOP	201,500	-	201,500

		$38,406,100	$409,400	$37,996,700

The year-to-date increase in property, plant and mine development was due primarily to the merger with Canyon.

		As of December 31, 2007
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$1,098,500	$351,000	$747,500
Mine development	UOP (a)	-	-	-
Mineral interest	UOP	651,800	-	651,800
Asset retirement cost	UOP	-	-	-

		$1,750,300	$351,000	$1,399,300

(a)	UOP is a depreciation method that calculates depreciation expense over the estimated proven and probable reserves of the related property.

During the six months ending June 30, 2008, the Company incurred expenditures on its mineral properties as follows:

			Other
	Pinson (a)	Ecstall (b)	U.S. (c)
Beginning balance at January 1, 2008 (restated)	$-	$301,300	$350,500
Purchase price allocation	-	-	5,561,100
Acquisition/development capitalized	-	-	4,700
	-	-	5,565,800

Cost reduction	-	-	-
Write-offs	-	-	-
	-	-	-

Balance at June 30, 2008	$-	$301,300	$5,916,300

	Briggs (d)	Columbia (e)	Reward (f)	Total
Beginning balance at January 1, 2008 (restated)	$-	$-	$-	$651,800

Purchase price allocation	8,059,200	8,088,800	8,328,700	30,037,800
Acquisition/development capitalized	991,900	1,011,200	84,000	2,091,800
	9,051,100	9,100,000	8,412,700	32,129,600

Cost reduction	-	-	-	-
Write-offs	-	-	-	-
	-	-	-	-

Balance at June 30, 2008	$9,051,100	$9,100,000	$8,412,700	$32,781,400

(a)	Pinson Property, Nevada:

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation. Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006. The Company has spent as of June 30, 2008 a total of $16.0 million on the project.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. PMC notified the company that it would elect to earn back into the property on April 6, 2006. Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest. If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company may retain a 70% interest in the project and again become operator. The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(b)	Ecstall Property, British Columbia:

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

(c)	Other U.S. Properties:

Clover Property, Nevada: In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$0.3 million (US$0.1 million paid) prior to March 11, 2010. The Clover property is subject to a finder’s fee capped at US$0.5 million of which US$35,000 has been paid.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51% working interest in the Clover property by making a series of payments to the Company and expending US$3.3 million on exploration over a 4 year period. Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project.

Triple Junction and Dixie Fork Properties, Nevada: The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 Triple Junction lode claims and the 31 Dixie Fork lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2008, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

Searchlight Property, Nevada: In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

Mineral Rights, Montana: Atna acquired approximately 900,000 acres of mineral right in the state of Montana in the Canyon merger. These mineral rights were allocated a value of $2.5 million in purchase accounting.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties in the Canyon merger. The properties were allocated a value of $1.0 million in purchase accounting. Refer to Note 13 (e) for more information on these properties.

Judith Gold Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in the state of Montana in the Canyon merger. This land is valued at $1.0 million in purchase accounting.

Uranium Joint Ventures, Wyoming: Atna acquired interests in two uranium joint ventures in the Canyon merger. These mineral interests were valued at $1.0 million in purchase accounting. Canyon entered into the Converse Uranium Joint Venture (“Converse JV”) with New Horizon Uranium Corporation (“New Horizon”) in January 2006. New Horizon has committed to spend US$1.0 million over three years (to January 23, 2009) to earn their initial equity interest of 50% in the Converse JV; New Horizon may choose to spend an additional US$1.0 million over the following two years to increase its interest in the Converse JV to 70%. After spending US$2.0 million, New Horizon may also choose to complete a feasibility study in order to increase its interest in the Converse JV to 75%.

In August 2006, the Converse JV joined with High Plains Uranium (“High Plains”) to form the Sand Creek Joint Venture (“Sand Creek JV”). Sand Creek JV is owned 70% by the Converse JV and 30% by High Plains. High Plains has been acquired by Energy Metals Corporation and functions as a wholly-owned subsidiary of Energy Metals. The purpose of these two joint ventures is to combine property positions over a portion of the total Converse JV area. The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. Atna will not be required to provide funding until its partners have contributed between US$2.0 and US$2.8 million of expenditures in these two joint ventures.

(d)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon merger. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation, a wholly-owned subsidiary, has mineral rights over approximately 3,300 acres in the area of the mine. CR Briggs owns or controls 264 unpatented claims, including 18 mill site claims and 3 patented claims on BLM administered land. The Company owns or controls, through leasehold interests, 100% of the Briggs Mine. In addition to the Briggs Mine, there are four satellite deposits located approximately four miles north of Briggs. These satellite deposits are known as the Cecil R, Jackson, Mineral Hill and Suitcase deposits. The Company currently holds or leases a total of 22 unpatented claims and 3 patented claims associated with these satellite deposits. All of our mining claims are located on land prescribed for multiple use management by the BLM.

A technical report for the estimation of open pit and underground reserves and resources at the Briggs Mine was completed in April 2008. The report supports the re-start of mining operations at the wholly-owned Briggs Mine. The Company has commenced pre-production activities at the Briggs Mine to bring the mine back to full production, which has produced over 550,000 ounces of gold from 1996 to the present.

(e)	Columbia Property, Montana:

Atna acquired a majority of the Columbia gold deposit in the Canyon merger. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses the property. The property consists of approximately 14 patented and 74 unpatented mining claims. The patented claims not already owned by the Company are subject to NSR royalties that range from 2.5% to 6%.

In June 2008, the Company acquired certain claims at Columbia in order to consolidate the land package containing the known body of mineralization. The aggregate acquisition cost is US$500,000 in cash and 604,308 common shares of Atna and the Seller retains a four percent net smelter return royalty on the claims purchased.

(f)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon merger. The Company controls approximately 1,600 acres in southwestern Nye County about 5.5 miles south-southeast of Beatty, NV. There are 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025, which typically carry a 3% NSR royalty. During 2006 six patent placer claims were acquired totaling 220 acres for US$75,000 and a residual 3% NSR royalty. Wholly-owned mineral rights include 116 unpatented lode mining claims, 6 unpatented placer claims, 3 millsite claims and 6 patented placer claims.

Atna completed a feasibility study at Reward during the first quarter of 2008, establishing proven and probable reserves of 137,700 ounces of gold; the project is at an advanced stage of mine permitting. Reward is expected to produce at an annual rate of about 35,000 ounces per year by the end of 2009, subject to completion of permitting and financing. The feasibility study envisions development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The study recommends development of the project.

8. Asset Retirement Obligations:

The following provides a reconciliation of the Company’s beginning and ending carrying values for its asset retirement obligations in the current period:

Balance, December 31, 2007	$379,700
Additions as result of merger with Canyon Resources Corporation	4,210,300
Spending	(164,100)
Accretion expense	140,100
Balance, June 30, 2008	4,566,000
Current portion	1,040,700

Noncurrent portion	$3,525,300

9.  Notes Payable:

The following provides a reconciliation of the Company’s beginning and ending carrying values for its notes payable in the current period:

Balance, December 31, 2007	$-
Additions as result of merger with Canyon	8 34,200
Conversions / retirements	-
Balance, June 30, 2008	834,200
Current portion	-

Noncurrent portion	$834,200

The uncollateralized debentures require quarterly interest payments at the rate of 6% per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of US$4.31 per common share based on a balance of US$825,000 as of June 30, 2008.

Interest expense for the year-to-date period was approximately $18,000 of which none was capitalized.

10. Outstanding Warrants:

The following is a summary of the outstanding warrants as of June 30, 2008, which was assumed as a result of the merger with Canyon:

Range of Exercise	Shares Underlying	Weighted Average	Weighted Average
Prices (USD)	Warrants Outstanding	Remaining Contractual Life	Exercise Price (USD)
$2.00-$3.00	3,320,979	2.2 years	$2 .16
$3.01-$4.00	-	-	-
$4.01-$5.00	1,552,321	0.7 years	4 .46

Total/average	4,873,300	1.7 years	$2.89

The warrants were fair valued during purchase accounting and US$1.3 million was included in the purchase price, which was allocated to the fair value of the acquired assets and as equity.

11. Equity Transactions:

During the year-to-date period there were 850,000 shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed a merger with Canyon. Atna has acquired all of Canyon’s issued and outstanding shares of common stock, warrants, and debentures. As a result of the merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and Canyon is now a wholly-owned U.S. subsidiary of Atna.

12. Commitments and Contingencies:

(a)	Kendall Mine Reclamation:

The Kendall Mine operates under permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has deposited US$2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine which is currently ongoing.

(b)	Briggs Mine Surety Bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.3 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, the Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. The settlement required the Company to make additional collateral deposits totaling US$0.8 million no later than December 31, 2010. The Company has the option to make accelerated deposits to the collateral account upon certain events and any accelerated deposits will be applied against the next scheduled payment and total deposits will not exceed the additional US$0.8 million that remains to be funded as of May 23, 2008. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued.

(c)	McDonald Gold Project:

A lawsuit was filed against the State of Montana to recover value lost due to changes in the Montana mining law and the cancellation of mineral leases related to the Company’s wholly-owned Seven-Up Pete Joint Venture’s interest in the McDonald Gold Project. Phelps Dodge Corporation, a wholly-owned subsidiary of Freeport-McMoRan Copper & Gold Inc., retains a one-third interest in any proceeds which may be received from the currently active takings lawsuit.

On April 21, 2008, the Company’s complaint under the takings lawsuit was dismissed by the U.S. Court of Appeals for the Ninth Circuit. In addition, the Company has filed a breach of contract complaint against the State of Montana related to the termination of the McDonald Gold Project’s state mineral leases.

On July 22, 2008, Mountain States Legal Foundation ("MSLF") has filed a petition for writ of certiorari on behalf of Atna's wholly owned subsidiary, Seven-Up Pete Venture and other property owners, with the United States Supreme Court in the case Seven-Up Pete Venture, et al. v Brian Schweitzer, et al.

(d)	Kendall Mine Lawsuits:

In October 2001, a plaintiff group including members of the Shammel, Ruckman and Harrell families filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation. The complaint alleges violation of water rights, property damage, trespass and negligence in connection with the operation of the Kendall Mine and seeks unspecified damages and punitive damages.

In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Kendall Mine plaintiff group in connection with Canyon’s auction of certain mineral rights and fee lands unrelated to the CR Kendall Corporation or its operation. In October 2002, the Court issued a Supplemental Order which sequesters any proceeds realized from the auction until such time as the lawsuit is concluded.

In February 2007, Canyon entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. Canyon’s share of the settlement was US$0.1 million and maintains a balance of US$0.2 million recorded as a legal settlement accrual on the consolidated balance sheet as of June 30, 2008. As of June 30, 2008, US$0.2 million is held by the Court as required by the above Supplemental Order. Canyon’s share of the settlement was paid out of the funds held by the Court. The case with the remaining plaintiffs is scheduled for trial on September 22, 2008.

(e)	Asset Exchange Agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont. Under this agreement, we are required to spend a total of US$3.0 million on both projects over five years to earn our interest in the properties. The Company has the right to sublease either property to third parties to meet its obligations under the agreement. On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. of Vancouver British Columbia, shall assume the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada. The Company received an initial payment of approximately US$0.5 million on closing of the transaction and Golden Predator has guaranteed the US$0.4 million commitment for 2008.

(f)	Lease Commitments:

The Company has entered into various operating leases for office space and equipment. At June 30, 2008, future minimum lease payments extending beyond one year under noncancellable leases average approximately $12,000 per month over the next 28 months.

13. Certain Concentrations of Credit Risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had a significant effect on the Company’s financial position or results of operations.

The Company sold its gold and silver production predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large pool of qualified buyers for gold and silver, the Company believes that the loss of either of its customers could be quickly replaced without any adverse affect.

Currently, the Company has no gold related derivatives and therefore is not subject to counterparty credit risk.

14. Fair Value of Financial Instruments:

The estimated fair values of the Company’s financial instruments approximate carrying values at June 30, 2008, and December 31, 2007. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents, Receivables, Short-term Investments and Restricted Cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments.

Long-term Debt: Carrying values approximate fair values based on discounted cash flows using the Company’s current rate of borrowing for a similar liability.

15. Managing Capital:

The Company is not subject to externally imposed capital requirements. The Company currently has no net debt (debt less available cash). Past operating cash requirements were met through the use of a combination of asset sales and equity financings. As a mining exploration company, the Company’s prime object in managing capital is to use its scarce cash resources to purchase or develop mineral resources utilizing the least dilutive method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings and stock based compensation to minimize the level of dilution while providing increased shareholder value.

The Company issued 17.1 million common shares as a result of the merger with Canyon. The merger greatly increased the Company’s mineral property portfolio. In the future, the Company may sell assets, issue project debt or equity to finance new mines. The Company will develop debt monitoring systems when and if debt becomes a significant source of capital.

16. Income Taxes:

The Company recorded a net future tax liability related to the merger with Canyon in the amount of $2.1 million and nil as of June 30, 2008 and December 31, 2007, respectively.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2008 through 2027. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the United States Internal Revenue Code due to the change in ownership.

17.  Share-Based Compensation:

The Company recorded $0.4 million of compensation expense during the year-to-date period, none of which was capitalized. All of the share-based compensation expense was recorded as selling, general and administrative costs in the consolidated statements of operations.

On April 26, 2007, the Company’s shareholders approved the Atna Resources Ltd. Stock Option Plan (the “2007 Plan”) to provide more flexibility in the compensation of key personnel. All outstanding stock options under the Amended Atna Resources Ltd. Employee Incentive Plan, which was established in 1996 and most recently amended on April 20, 2006 (the “1996 Plan”), will remain active until all the options under 1996 Plan either expire or are exercised; however, no new options may be granted under the 1996 Plan. As of June 30, 2008, there were 1.3 million and 1.7 million underlying shares outstanding under the 1996 Plan and the 2007 Plan, respectively.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares. If any shares covered by an award are not purchased or are forfeited, the shares will again be available for future awards under the 2007 Plan. As of June 30, 2008 there was a maximum of 8.3 million and 6.6 million underlying shares issuable and available for future option issuances under the 2007 Plan, respectively. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the 2007 Plan. The Board of Directors may terminate or amend the 2007 Plan at any time and for any reason. The 2007 Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders.

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the closing price of its common shares on the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, current options trading in the marketplace if any, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. The forfeiture rate is assumed to be nil and adjustments to the amount expensed are made when shares are actually forfeited prior to vesting. Vesting periods have ranged from immediately to up two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not expect to in the future and therefore the expected dividend yield is nil.

The following table summarizes the fair value of options assumptions used during the year-to-date period ended June 30, 2008 and 2007:

	2008	2007
Expected volatility	50%	50-66%
Expected option term	1.9-2.9 years	1-3 years
Weighted-average risk-free interest rate	3.4%	2.6%
Forfeiture rate	-	-

Stock Options

The following table summarizes the stock option activity during the year-to-date period ended June 30, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding - beginning of the year	2,437,300	$1.31	2,140,000	$1.11
Grants	1,742,640	1.34	963,800	1.36
Exercises	(850,000)	0.68	(500,000)	0.44
Forfeitures	(291,400)	1.63	(45,750)	1.36

Outstanding - end of the period	3,038,540	$1.47	2,558,050	$1.33

Exercisable - end of the period	2,192,220	$1.52	2,086,525	$1.32

The weighted-average remaining contractual lives of the outstanding and exercisable options as of June 30, 2008 were 2.2 and 1.8 years, respectively. The aggregate intrinsic values of the outstanding and exercisable options as of June 30, 2008 were both nil, based on a $0.76 market price per share. The weighted-average grant-date fair value of stock options granted during the year-to-date period ended June 30, 2008 and 2007 were $0.46 and $0.63 per option or total fair value of $0.8 million and $0.6 million, respectively. As of June 30, 2008, there was $0.2 million of total unrecognized compensation cost and the cost is expected to be recognized over a weighted-average period of 0.6 years.

18. Earnings per Share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for all periods presented, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for all periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the year-to-date period ended June 30, 2008 and 2007 that were not included in the computation of diluted EPS because the effect would be antidilutive were 6.2 million and 2.8 million, respectively. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the quarter-to-date period ended June 30, 2008 and 2007 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.6 million and 2.9 million, respectively.

19. Reconciliation to United States Generally Accepted Accounting Standards:

Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. As a result of this change in accounting policy there are currently no differences in the Company’s restated consolidated financial statements as reported in this interim report.

20. Recently Issued Financial Accounting Standards:

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an affect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 16.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

U.S. Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company will adopt SFAS No. 159 on January 1, 2008 and the Company does not expect a significant impact on the reconciliation to United States GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements”(SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to United States GAAP.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained as of the adoption date, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the reconciliation to United States GAAP.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to United States GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to United States GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to United States GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to United States GAAP due to SFAS 162.

21. Subsequent events:

None.